EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

The following describes the common stock and certain provisions of the Articles of Incorporation, as amended (the “Articles of Incorporation”), and Amended and Restated By-laws (the “By-laws”) of The Crypto Company (the “Company”), and certain related rights. This description is only a summary and is qualified in its entirety by reference to the Articles of Incorporation and the By-laws as amended, each of which have been filed with the Securities and Exchange Commission.

General

The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $.001 per share (“common stock”). The common stock is listed on the OTC Grey market under the symbol “CRCW”.

Voting Rights

Each outstanding share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting in the election of directors; consequently, the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election.

Dividend Rights

Subject to applicable law and the Articles of Incorporation, dividends upon the shares of capital stock of the Company may be declared by the Company’s board of directors (the “Board of Directors”) at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of the Company’s capital stock, unless otherwise provided by applicable law or the Articles of Incorporation.

No Preemptive or Similar Rights

Holders of common stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of common stock are fully paid and nonassessable.

Liquidation Rights

In the event of voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the Company, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Company, tangible and intangible, of whatever kind available for distribution to stockholders, ratably in proportion to the number of shares of the Common Stock held by each.

Certain Articles of Incorporation and By-laws Provisions

Term of Board of Directors. The Articles of Incorporation and By-laws provide that each director shall hold office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification or removal.

Number of Directors. The By-laws provide that the Board of Directors shall consist of not less than one and not more than seven members.

Special Meetings. The Articles of Incorporation and By-laws provide that special meetings of stockholders may be called pursuant to a resolution approved by the Board of Directors or by any two directors and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.